UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Joby Aviation, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

G65163100

(CUSIP Number)

JoeBen Bevirt

2155 Delaware Avenue, Suite #225

Santa Cruz, CA 95060

(831) 426-3733

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G65163100	13D	Page 1 of 6 pages

1	Names of Reporting Persons JoeBen Bevirt
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO/PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 98,781,145
	8	Shared Voting Power 0
	9	Sole Dispositive Power 98,781,145
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 98,781,145
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.3%
14	Type of Reporting Person IN

CUSIP No. G65163100	13D	Page 2 of 6 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.0001 per share (the “Issuer Common Stock”), of Joby Aviation, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at 2155 Delaware Avenue, Suite #225, Santa Cruz, CA 95060.

Item 2.	Identity and Background.

The Schedule 13D is being filed by JoeBen Bevirt (the “Reporting Person”), a citizen of the United States. The business address of the Reporting Person is 2155 Delaware Avenue, Suite #225, Santa Cruz, CA 95060. The Reporting Person’s present principal occupation is Chief Executive Officer and Chief Architect of the Issuer.

During the last five years, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Merger Agreement (as defined below) that pertain to the securities acquired by the Reporting Person. Pursuant to the Merger Agreement, upon consummation of the Business Combination (as defined below), various family trusts controlled by the Reporting Person received 98,696,145 shares of Issuer Common Stock, par value $0.0001 per share, of the Issuer (the “Common Stock”).

On December 15, 2021, the Reporting Person purchased 40,000 shares of Issuer Common Stock in an open market transaction at an average price per share of $6.29 per share. On December 16, 2021, the Reporting Person purchased an additional 45,000 shares of Issuer Common Stock in an open market transaction at an average price per share of $6.56 per share. The Reporting Person used personal funds for these purchases.

Item 4.	Purpose of Transaction.

Business Combination

On August 10, 2021 (the “Closing Date”) pursuant to that certain Agreement and Plan of Merger, dated as of February 23, 2021, (the “Merger Agreement”), entered into by and among Reinvent Technology Partners, a Cayman Islands exempted company (“RTP”), RTP Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of RTP (“Merger Sub”) and Joby Aero, Inc., a Delaware corporation (“Old Joby”), RTP was domesticated as a Delaware corporation and changed its name to “Joby Aviation, Inc.” (the “Domestication”). Following the Domestication, Merger Sub merged with and into Old Joby, the separate corporate existence of Merger Sub ceased and Old Joby survived as a wholly owned subsidiary of the Issuer (the “Merger” and, together with the Domestication, the “Business Combination”).

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As a result of the Merger, the Issuer directly owns 100% of the outstanding common stock of Old Joby as the surviving company in the Merger and each share of common stock of Old Joby outstanding immediately prior to the effective time of the Business Combination was cancelled and extinguished and collectively converted into shares of Issuer Common Stock, in accordance with the Merger Agreement, on an approximately 1-to-3.4572 basis. In addition, with respect to Old Joby equity awards, all (i) options to purchase shares of Old Joby common stock (“Old Joby Options”) and (ii) restricted stock units based on shares of Old Joby common stock (“Old Joby RSU Awards”) outstanding as of immediately prior to the Merger (together, the “Old Joby Awards”) were converted into (a) options to purchase shares of Issuer Common Stock (“Joby Aviation Options”) and (b) awards of restricted stock units based on shares of Issuer Common Stock (“Joby Aviation RSU Awards”).

As a result of the Business Combination, the Reporting Person received 98,696,145 shares of Issuer Common Stock.

Lock-Up

On the Closing Date, in connection with the closing of the Business Combination, the Issuer entered into a lock-up agreement (the “Lock-up Agreement) with the Reporting Person and certain other shareholders. The agreement provides that the Reporting Person is contractually restricted from selling or transferring any shares of Issuer Common Stock (the “Lock-up Shares”) for certain periods of time. Such lockup restrictions began on the Closing Date and end in tranches of 20% of the Lock-up Shares at each of (i) the earlier of (x) the one year anniversary of the Closing Date or (y) the date on which the last reported sale price of the Common Shares equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date, (ii) the two-year anniversary of the Closing Date, (iii) the three-year anniversary of the Closing Date, (iv) the four-year anniversary of the Closing Date and (v) the five-year anniversary of the Closing Date. Further, if the Issuer completes a transaction that results in a change of control, the Lock-up Shares are released from restriction immediately prior to such change of control.

General

The Reporting Person acquired the securities described in this Schedule 13D in connection with the closing of the Business Combination and the purchases described in Item 3 herein and intends to review his investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

CUSIP No. G65163100	13D	Page 4 of 6 pages

The Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person may engage in discussions with management, the Issuer’s board of directors, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Issuer Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

•	Amount beneficially owned: 98,781,145

•	Percent of Class: 16.3%

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 98,781,145

•	Shared power to vote: 0

•	Sole power to dispose or direct the disposition of: 98,781,145

•	Shared power to dispose or direct the disposition of: 0

The share amount reported herein consists of (i) 85,000 shares of Issuer Common Stock held directly by the Reporting Person, (ii) 189,109 shares of Issuer Common Stock held directly by the Reporting Person’s spouse, (iii) 54,458,891 shares of Issuer Common Stock held of record by The Joby Trust, (iv) 34,048,145 shares of Issuer Common Stock held by the JoeBen Bevirt 2020 Descendants Trust, dated December 26, 2020 (the “Descendants Trust”), (v) 5,000,000 shares of Issuer Common Stock held by the JoeBen Bevirt 2021 GRAT Trust (the “2021 GRAT Trust”), and (vi) 5,000,000 shares of Issuer Common Stock held by the JoeBen Bevirt 2022 GRAT Trust (the “2022 GRAT Trust”). The Reporting Person has voting and dispositive power over the shares held in The Joby Trust, the Descendants Trust, the 2021 GRAT Trust, and the 2022 GRAT Trust and therefore may be deemed to be the beneficial owner of such shares.

CUSIP No. G65163100	13D	Page 5 of 6 pages

The above percentage is based on 604,237,600 shares of Issuer Common Stock outstanding as of January 12, 2022.

(c)	Except as described in Items 3 and 4, during the past 60 days, the Reporting Person has not effected any transactions with respect to the Issuer Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Lock-up Agreement and is incorporated herein by reference. A copy of the agreement is attached as an exhibit hereto and incorporated herein by reference.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Form of Majority Company Equityholders Lock-Up Agreement (incorporated herein by reference to Exhibit 10.5 to the Issuer’s Registration Statement on Form S-1 (File No. 333-258868) filed on August 17, 2021).

CUSIP No. G65163100	13D	Page 6 of 6 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2022

By:	/s/ JoeBen Bevirt
Name:	JoeBen Bevirt